Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2025 AND 2024
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of September 30, 2025 and December 31, 2024 (In thousands of United States Dollars, except share amounts)

	September 30, 2025	December 31, 2024
ASSETS		(audited)
Current assets:
Cash and cash equivalents[1]	$45,413	$137,564
Restricted cash	33,292	3,439
Accounts receivable, net	42,667	51,563
Inventory, net	92,804	83,343
Prepaid expenses	9,186	16,120
Assets held for sale	7,683	—
Other current assets	11,598	2,228
Total current assets	242,643	294,257
Non-current assets:
Property and equipment, net[1]	327,042	344,846
Right-of-use assets - operating, net	86,355	95,846
Right-of-use assets - finance, net	13,541	14,811
Intangible assets, net[1]	291,999	293,994
Goodwill	283,484	283,484
Deferred tax asset	12,372	13,127
Other non-current assets	22,902	14,990
Total non-current assets	1,037,695	1,061,098
TOTAL ASSETS	$1,280,338	$1,355,355
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$17,367	$13,651
Accrued liabilities	50,091	54,296
Short-term borrowings	9,789	11,934
Income taxes payable	—	348
Current portion of operating lease liabilities	8,931	9,629
Current portion of finance lease liabilities	2,319	1,994
Deferred and contingent consideration, short-term	3,901	2,486
Liabilities held for sale	4,975	—
Total current liabilities	97,373	94,338
Non-current liabilities:
Long-term notes and loans payable, net	415,316	460,750
Operating lease liabilities	125,477	135,273
Finance lease liabilities	18,928	20,061
Deferred tax liability	38,500	38,950
Deferred and contingent consideration, long-term	5,772	7,736
Tax receivable agreement liability	72,641	79,457
Uncertain tax position liability	165,160	122,468
Other long-term liabilities	1,000	8,146
Total non-current liabilities	842,794	872,841
TOTAL LIABILITIES	$940,167	$967,179
COMMITMENTS AND CONTINGENCIES (Note 13)
SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; Unlimited shares authorized; 500,000 shares issued and outstanding at September 30, 2025 and December 31, 2024
Subordinate Voting Shares, no par value; Unlimited shares authorized; 340,486,810 and 331,490,358 issued and outstanding at September 30, 2025 and December 31, 2024, respectively
Proportionate Voting Shares[2], no par value; Unlimited shares authorized; 16,634,416 and 17,106,732 issued and outstanding at September 30, 2025 and December 31, 2024, respectively
Special Subordinate Voting Shares[3], no par value; Unlimited shares authorized; 1,589 shares issued and outstanding at September 30, 2025 and December 31, 2024
Share capital	1,718,063	1,706,822
Additional paid-in-capital	121,084	122,750
Accumulated other comprehensive loss	(1,824)	(2,232)
Accumulated deficit	(1,408,987)	(1,352,486)
Equity of Cresco Labs Inc.	428,336	474,854
Non-controlling interests	(88,165)	(86,678)
TOTAL SHAREHOLDERS’ EQUITY	340,171	388,176
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,280,338	$1,355,355
1See Note 15 “Variable Interest Entities” for amounts related to variable interest entities.
2Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
3Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three and Nine Months Ended September 30, 2025 and 2024
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenues, net	$164,913	$179,783	$494,294	$548,434

Costs of goods sold	85,553	86,345	253,047	268,006

Gross profit	79,360	93,438	241,247	280,428

Operating expenses:
Selling, general, and administrative	59,167	64,775	182,058	190,222
Impairment loss	2,365	2,320	11,630	2,320

Total operating expenses	61,532	67,095	193,688	192,542

Income from operations	17,828	26,343	47,559	87,886

Other income (expense), net:
Interest expense, net	(14,567)	(15,016)	(41,953)	(42,900)
Other expense, net	(13,362)	(5)	(13,881)	(58,657)

Total other expense, net	(27,929)	(15,021)	(55,834)	(101,557)
(Loss) income before income taxes	(10,101)	11,322	(8,275)	(13,671)
Income tax expense	(11,867)	(19,016)	(42,820)	(47,257)
Net loss	$(21,968)	$(7,694)	$(51,095)	$(60,928)
Net (loss) income attributable to non-controlling interests, net of tax	(4,914)	2,847	(3,275)	9,138
Net loss attributable to Cresco Labs Inc.	$(17,054)	$(10,541)	$(47,820)	$(70,066)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.14)	$(0.20)
Basic and diluted weighted-average shares outstanding	355,538,392	347,360,904	353,378,175	344,652,104

Comprehensive loss:
Net loss	$(21,968)	$(7,694)	$(51,095)	$(60,928)
Foreign currency translation differences, net of tax	(234)	166	408	(279)
Total comprehensive loss for the period	(22,202)	(7,528)	(50,687)	(61,207)
Comprehensive (loss) income attributable to non-controlling interests, net of tax	(4,914)	2,847	(3,275)	9,138
Total comprehensive loss attributable to Cresco Labs Inc.	$(17,288)	$(10,375)	$(47,412)	$(70,345)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2025 and 2024
(In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss), net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of July 1, 2025	$1,716,641	$119,342	$(1,590)	$(1,389,919)	$(83,562)	$360,912
Issuance of vested restricted stock units	394	(394)	—	—	—	—
Share-based compensation	—	2,226	—	—	—	2,226
Payable pursuant to tax receivable agreements	4	—	—	—	—	4
Net change in tax distribution accrual	—	(90)	—	—	—	(90)
Tax distributions to non-controlling interest holders	—	—	—	—	(86)	(86)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(593)	(593)
Cresco LLC shares redeemed	1,024	—	—	(2,014)	990	—
Foreign currency translation	—	—	(234)	—	—	(234)
Net loss	—	—	—	(17,054)	(4,914)	(21,968)
Ending balance as of September 30, 2025	$1,718,063	$121,084	$(1,824)	$(1,408,987)	$(88,165)	$340,171

Balance as of January 1, 2025	$1,706,822	$122,750	$(2,232)	$(1,352,486)	$(86,678)	$388,176
Issuance of vested restricted stock units	6,400	(6,400)	—	—	—	—
Share-based compensation	—	7,158	—	—	—	7,158
Employee taxes withheld on certain share-based payment arrangements	(2)	(688)	—	—	—	(690)
Payable pursuant to tax receivable agreements	16	—	—	—	—	16
Equity issued related to settlement of acquisition related contingent consideration	500	—	—	—	—	500
Equity issuances for consulting services	396	—	—	—	—	396
Net change in tax distribution accrual	—	(1,736)	—	—	—	(1,736)
Tax distributions to non-controlling interest holders	—	—	—	—	(959)	(959)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(2,003)	(2,003)
Cresco LLC shares redeemed	3,931	—	—	(8,681)	4,750	—
Foreign currency translation	—	—	408	—	—	408
Net loss	—	—	—	(47,820)	(3,275)	(51,095)
Ending balance as of September 30, 2025	$1,718,063	$121,084	$(1,824)	$(1,408,987)	$(88,165)	$340,171
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2025 and 2024
(In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive loss, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of July 1, 2024	$1,704,275	$100,933	$(1,596)	$(1,335,942)	$(93,162)	$374,508
Issuance of vested restricted stock units	1,300	(1,300)	—	—	—	—
Share-based compensation	—	2,557	—	—	—	2,557
Employee taxes withheld on certain share-based payment arrangements	—	(136)	—	—	—	(136)
Net change in tax distribution accrual	—	(2,832)	—	—	—	(2,832)
Tax distributions to non-controlling interest holders	—	—	—	—	(59)	(59)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,143)	(1,143)
Foreign currency translation	—	—	166	—	—	166
Net (loss) income	—	—	—	(10,541)	2,847	(7,694)
Ending balance as of September 30, 2024	$1,705,575	$99,222	$(1,430)	$(1,346,483)	$(91,517)	$365,367

Balance as of January 1, 2024	$1,689,452	$82,927	$(1,151)	$(1,265,536)	$(77,625)	$428,067
Exercise of stock options	14	(5)	—	—	—	9
Issuance of vested restricted stock units	6,278	(6,278)	—	—	—	—
Share-based compensation	—	10,348	—	—	—	10,348
Employee taxes withheld on certain share-based payment arrangements	—	(723)	—	—	—	(723)
Payable pursuant to tax receivable agreements	(362)	—	—	—	—	(362)
Equity Issuances	(200)	—	—	—	—	(200)
Equity issuances related to acquisitions	3,001	—	—	—	—	3,001
Net change in tax distribution accrual	—	12,953	—	—	—	12,953
Tax distributions to non-controlling interest holders	—	—	—	—	(22,077)	(22,077)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(4,442)	(4,442)
Cresco LLC shares redeemed	7,392	—	—	(10,881)	3,489	—
Foreign currency translation	—	—	(279)	—	—	(279)
Net (loss) income	—	—	—	(70,066)	9,138	(60,928)
Ending balance as of September 30, 2024	$1,705,575	$99,222	$(1,430)	$(1,346,483)	$(91,517)	$365,367
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2025 and 2024 (In thousands of United States Dollars)

	Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(51,095)	$(60,928)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	37,953	45,192
Amortization of operating lease assets	5,490	5,165
Bad debt recovery and provision expense for expected credit loss	(497)	547
Share-based compensation expense	7,580	10,459
Loss on investments	10	78
Gain on changes in fair value of deferred consideration	—	(598)
Gain on adjustments in fair value of intangibles	(4,000)	—
Tax receivable agreement expense	(67)	60,667
Loss on inventory write-offs and provision	1,699	1,891
Change in deferred taxes	164	3,452
Accretion of discount and deferred financing costs on debt arrangements	3,413	3,654
Loss on debt extinguishment	16,363	—
Foreign currency loss (gain)	415	(230)
Loss on disposals of property and equipment	2,227	737
Impairment loss	11,630	2,320
Loss on lease termination	(89)	—
Proceeds of contingent consideration in excess of costs over estimated earnings	—	598
Loss on other adjustments to net income	—	24
Changes in operating assets and liabilities:
Accounts receivable	8,866	(3,883)
Inventory	(13,934)	9,135
Prepaid expenses and other assets	(4,512)	190
Accounts payable and accrued liabilities	(2,001)	3,554
Operating lease liabilities	(7,238)	(5,792)
Income taxes payable	33,081	26,762
NET CASH PROVIDED BY OPERATING ACTIVITIES	45,458	102,994
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(26,122)	(16,288)
Purchase of intangibles	(1,767)	(3,711)
Proceeds from tenant improvement allowances	501	616
Payment of acquisition consideration, net of cash acquired	(1,750)	(3,230)
Proceeds from disposals of property and equipment	676	397
Receipts from loans and advances	1,000	—
NET CASH USED IN INVESTING ACTIVITIES	(27,462)	(22,216)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	—	9
Proceeds from the issuance of long-term debt	312,000	—
Payment of debt prepayment and debt extinguishment costs	(7,000)	—
Repayment of debt	(360,000)	—
Proceeds (payment) of acquisition-related contingent consideration	—	705
Payment for equity transfer	—	(200)
Tax distribution payments in accordance with the tax receivable agreement	(4,251)	—
Tax distributions to non-controlling interest redeemable unit holders and other members	(959)	(22,077)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(2,003)	(4,442)
Principal payment of property, plant, and equipment vendor financing	(231)	(664)
Payment of debt issuance costs	(14,368)	—
Principal payments on finance lease obligations	(3,483)	(2,775)
NET CASH USED IN FINANCING ACTIVITIES	(80,295)	(29,444)
Effect of exchange rate changes on cash and cash equivalents	—	(48)
Net (decrease) increase in cash and cash equivalents	(62,299)	51,286
Cash and cash equivalents and restricted cash, beginning of period	144,255	108,520
Cash and cash equivalents, end of period	45,413	153,295
Restricted cash, end of period	33,292	3,260
Restricted cash included in other non-current assets, end of period	3,251	3,251
Cash and cash equivalents and restricted cash, end of period	$81,956	$159,806

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income tax, net	$(13,699)	$17,044
Interest	41,225	31,559

NON-CASH INVESTING AND FINANCING TRANSACTIONS:

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2025 and 2024 (In thousands of United States Dollars)

	Nine Months Ended September 30,
	2025	2024
Issuance of shares under business combinations and acquisitions	$—	$3,001
Deferred and contingent consideration for acquisitions	500	—
Non-controlling interests redeemed for equity	4,750	3,489
Receivable due from seller of previous acquisition	2,064	—
Liability incurred to purchase property, equipment and intangibles	644	1,189
Liability of property, plant and equipment purchased through vendor financing	141	784
(Overpaid) unpaid declared distributions to non-controlling interest redeemable unit holders	(15,666)	2,891
Receivable related to financing lease transactions	—	612
Liability incurred in accordance with tax receivable agreement	79,149	84,457
Issuance of shares for services	396	—
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture, and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.®, and FloraCal® Farms. As of September 30, 2025, the Company operates in Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan, and Florida pursuant to applicable state and local laws and regulations. These include the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; Chapters 3796 and 3780 of the Ohio Revised Code; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the New York Marihuana Regulation and Taxation Act; Massachusetts General Laws Chapters 94G and 94I; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act, and the Michigan Marihuana Tracking Act; and Article X section 29 of the Florida Constitution and section 381.986, Florida Statues, respectively.

The Company’s SVS are listed on the Canadian Securities Exchange under the ticker symbol “CL” and are quoted on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at 666 Burrard Street, Suite 2500, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification (“ASC”) 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2024 and 2023 as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2024 was derived from audited financial statements filed on SEDAR+ and EDGAR on March 14, 2025. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods presented. Operating results for the three and nine months ended September 30, 2025 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollars) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Unaudited Condensed Interim Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of September 30, 2025:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Sonoma's Finest fka FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

Entity	Location	Purpose	Percentage Held
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%
Altus Global, LLC	Delaware	Holding Company	100%
Altus, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
CL Kentucky HoldCo, LLC	Delaware	Holding Company	100%
CL Kentucky Cultivation, LLC	Delaware	Cultivation Entity	100%
CL Kentucky Processing, LLC	Delaware	Production Entity	100%
CL Kentucky Dispensing, LLC	Delaware	Dispensary	100%
Cresco Labs, LLC	Illinois	Operating Entity	65%
IP CL, LLC	Delaware	Holding Company	100%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

Entity	Location	Purpose	Percentage Held
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[1]	Michigan	Cultivation and Production Facility	85%
1Legally, Cresco Labs Michigan, LLC is 42.5% owned by a related party within management of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Unaudited Condensed Interim Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
(e)Assets and Liabilities Held for Sale

The Company classifies an asset or disposal group as held for sale in accordance with ASC 360 Property, Plant and Equipment, when the following criteria are met:

(i)management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);
(ii)the asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);
(iii)an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;
(iv)the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year;
(v)the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value;
(vi)actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal groups held for sale are reported at the lower of carrying amount or fair value less costs to sell. Long-lived assets classified as held for sale are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the disposal group are presented separately within our Unaudited Condensed Interim Consolidated Balance Sheets. Subsequent changes to the estimated fair value less cost to sell are recorded as gains or losses in our Unaudited Condensed Interim Consolidated Statements of Operations, and any subsequent gains are limited to the cumulative losses previously recognized. See Note 3 “Assets and Liabilities Held For Sale” for additional information.

(f)Newly Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the three and nine months ended September 30, 2025.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(g)Recently Issued Accounting Standards

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for annual periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03, Business Combination (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“VIE”), which provides clarifying guidance on determining the accounting acquirer in certain transactions involving VIEs. The update aims to improve consistency and comparability in financial reporting. This guidance is effective for annual periods beginning after December 15, 2026, including interim periods within those annual periods. Early adoption is permitted. Upon adoption, the guidance will be applied prospectively. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) — Disaggregation of Income Statement Expenses. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarified the effective date for non-calendar year-end entities. ASU 2024-03 is intended to enhance transparency into the nature and function of expenses. ASU 2024-03 requires that on an annual and interim basis, entities disclose disaggregated operating expense information about specific categories, including purchases of inventory, employee compensation, depreciation, amortization, and depletion. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Upon adoption, ASU 2024-03 should be applied on a prospective basis, while retrospective application is permitted. The Company is currently assessing the impact of the disclosure requirements on our consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures. The ASU expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation, as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis, with retrospective application permitted. The Company plans to adopt this ASU for the fiscal year ended December 31, 2025 and is currently assessing the impact on our consolidated financial statements.
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission's (“SEC”) Disclosure Update and Simplification Initiative. The amendments in this update represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics in the ASC. The amendments should be applied on a prospective basis and allow users to more easily compare entities subject to SEC's existing disclosure with those entities that were not previously subject to the SEC's requirements. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the impact of this ASU on its consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(h)Reclassifications

Certain immaterial prior period amounts were reclassified to conform to the current presentation. The Company is presenting separately operating and finance right-of-use assets, current and long-term lease liabilities previously included in right-of-use assets, current portion of lease liabilities, and lease liabilities on the Consolidated Balance Sheets. The reclassifications had no effect on total assets or total liabilities.

NOTE 3. ASSETS AND LIABILITIES HELD FOR SALE
On June 13, 2025, the Company’s board of directors approved plans for the sale of its Cub City and Sonoma’s Finest cultivation facilities. The Company accounted for this transaction in accordance with held for sale criteria under ASC 360 Property, Plant and Equipment.

The following table summarizes the major classes of assets and liabilities of the Company’s classified as held for sale as of September 30, 2025 on the consolidated balance sheets:

($ in thousands)	September 30, 2025
ASSETS
Accounts receivable, net	$5
Inventory, net	1,877
Prepaid expenses	160
Other current assets	35
Property and equipment, net	5,460
Intangible assets, net	5
Deferred tax asset	141
TOTAL ASSETS HELD FOR SALE	$7,683
LIABILITIES
Current portion of operating lease liabilities	$1,424
Operating lease liabilities	3,551
TOTAL LIABILITIES HELD FOR SALE	$4,975
During the three months ended September 30, 2025, the Company recorded a fair value adjustment of $2.3 million in the Unaudited Condensed Interim Consolidated Statements of Operations based on the expected proceeds of the sale of Sonoma’s Finest. This impairment included $1.7 million of property and equipment and $0.6 million of right-of-use assets. During the nine months ended September 30, 2025, based on an analysis of the fair value of these assets, the book value was written down by $11.6 million in the Unaudited Condensed Interim Consolidated Statements of Operations. Total impairment included $5.3 million of right-of-use assets, $4.2 million of intangible assets, and $2.1 million of property and equipment.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 4. INVENTORY
Inventory as of September 30, 2025 and December 31, 2024, consisted of the following:

($ in thousands)	September 30, 2025	December 31, 2024
Raw materials	$12,889	$12,010
Raw materials - non-cannabis	13,198	13,213
Work-in-process	34,229	33,803
Finished goods	31,260	22,931
Finished goods - non-cannabis	1,228	1,386
Inventory, net	$92,804	$83,343

During the three months ended September 30, 2025 and 2024, the net impact to inventory reserve was an increase of $0.3 million and a decrease of $0.5 million, respectively. During the nine months ended September 30, 2025 and 2024, the net impact to inventory reserve was an increase of $1.7 million and $1.9 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Unaudited Condensed Interim Consolidated Statements of Operations.

NOTE 5. PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2025 and December 31, 2024 consisted of the following:

($ in thousands)	September 30, 2025	December 31, 2024
Land and Buildings	$212,729	$209,668
Machinery and Equipment	42,084	44,347
Furniture and Fixtures	46,074	43,054
Leasehold Improvements	167,322	183,522
Website, Computer Equipment and Software	11,862	11,853
Vehicles	2,626	2,784
Construction In Progress	19,621	12,037
Total property and equipment, gross	502,318	507,265
Less: Accumulated depreciation	(175,276)	(162,419)
Property and equipment, net	$327,042	$344,846
As of September 30, 2025 and December 31, 2024, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

The following table reflects depreciation expense related to property and equipment for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Depreciation expense included in cost of goods sold and ending inventory	$6,155	$7,540	$20,063	$21,816
Depreciation expense included in selling, general, and administrative expense	4,146	4,003	10,989	11,731
Total depreciation expense	$10,301	$11,543	$31,052	$33,547
As of September 30, 2025 and December 31, 2024, ending inventory includes $7.7 million and $8.2 million of capitalized depreciation, respectively.
The following table reflects depreciation expense capitalized to cost of goods sold and depreciation expense capitalized to ending inventory for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Capitalized expense included in cost of goods sold	$6,476	$8,104	$20,564	$25,768
Capitalized expense to inventory for prior periods	5,652	6,052	8,345	12,678
During the nine months ended September 30, 2025, the Company disposed of $1.2 million of property and equipment no longer in use in various states. The Company recorded a total $1.2 million net loss on the disposals of those assets. In the same period, the Company sold $1.9 million of property and equipment in various states and recorded $1.1 million net loss. The gains and losses on disposals and sale of these assets are recorded in Other expense, net on the Unaudited Condensed Interim Consolidated Statements of Operations.

During the nine months ended September 30, 2024, the Company sold $0.3 million of property and equipment and recorded a $0.1 million net gain, primarily related to the sale of a medical dispensary in Pennsylvania. The gain is recorded in Other expense, net on the Unaudited Condensed Interim Consolidated Statements of Operations.

The Company recorded impairment of property and equipment during the nine months ended September 30, 2025. See Note 3 “Assets and Liabilities Held For Sale” for additional information.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 6. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of September 30, 2025 and December 31, 2024:

	September 30, 2025			December 31, 2024
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets:
Customer Relationships	$30,600	$(18,197)	$12,403	$31,300	$(15,736)	$15,564
Trade Names	1,400	(1,400)	—	2,100	(1,750)	350
Permit Application Costs	4,217	(2,442)	1,775	20,699	(18,270)	2,429
Other Intangibles	4,917	(4,917)	—	6,013	(6,013)	—
Indefinite-Lived Intangible Assets:
Licenses	277,821	—	277,821	275,651	—	275,651
Total Intangible Assets	$318,955	$(26,956)	$291,999	$335,763	$(41,769)	$293,994

The following table reflects the amortization expense related to definite-lived intangible assets for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Amortization expense included in cost of goods sold and ending inventory	$748	$873	$2,304	$2,360
Amortization expense included in selling, general, and administrative expense	898	1,753	2,449	2,811
Total amortization expense	$1,646	$2,626	$4,753	$5,171

As of September 30, 2025 and December 31, 2024, ending inventory included $0.3 million and $0.2 million of capitalized amortization, respectively.

The following table reflects amortization expense capitalized to cost of goods sold and amortization expense capitalized to ending inventory for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Capitalized expense included in cost of goods sold	$746	$1,126	$2,178	$2,677
Capitalized expense to inventory for prior periods	238	462	237	966

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years:

($ in thousands)	Estimated Amortization Expense
Remaining in 2025	$1,635
2026	4,801
2027	3,211
2028	2,893
2029	1,638
Total estimated amortization expense	$14,178

(b)Goodwill

The changes in carrying amount of goodwill are as follows for the year ended December 31, 2024 and the nine months ended September 30, 2025:

($ in thousands)	Total
Balance at January 1, 2024	$279,697
Additions from acquisitions	3,637
Measurement period adjustments	150
Balance at December 31, 2024	283,484
Balance at September 30, 2025	$283,484

(c)Impairment

See Note 3 “Assets and Liabilities Held For Sale” for additional information on impairment of intangible assets during the nine months ended September 30, 2025.

NOTE 7. SHARE CAPITAL
(a)     Authorized
The authorized share capital of the Company is outlined in the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2024 and 2023, which were previously filed on SEDAR+ and EDGAR. There have been no changes in authorized share capital as of September 30, 2025.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(b)     Issued and Outstanding Shares
As of September 30, 2025 and 2024, issued and outstanding capital consisted of the following:

(shares in thousands)	Redeemable Units[1]	SVS[2]	PVS[3]	MVS[4]	SSVS[5]
Beginning balance, January 1, 2025	92,057	331,490	17,107	500	2
RSUs[6] issued	—	2,240	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	250	—	—	—
Cresco LLC redemptions	(4,758)	4,758	—	—	—
PVS converted to SVS	—	473	(473)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	733	—	—	—
Issuance of shares for consulting services	—	543	—	—	—
Ending Balance, September 30, 2025	87,299	340,487	16,634	500	2

Beginning balance, January 1, 2024	96,699	320,757	18,950	500	2
Stock options exercised	—	5	—	—	—
RSUs issued	—	2,137	—	—	—
Issuance of shares related to acquisitions	—	1,497	—	—	—
Cresco LLC redemptions	(3,894)	3,894	—	—	—
PVS converted to SVS	—	1,288	(1,288)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	469	—	—	—
Ending Balance, September 30, 2024	92,805	330,047	17,662	500	2
1 Redeemable units of Cresco Labs, LLC (“Redeemable Units”)
2 SVS includes shares pending issuance or cancellation
3 PVS presented on an “as-converted” basis to SVS (1-to-200)
4 Super Voting Shares (“MVS”)
5 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
6 Restricted stock units (“RSUs”)
(i)     Issuance of Shares - Acquisitions
During the nine months ended September 30, 2025 and 2024, the Company issued shares in conjunction with certain acquisitions as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Nine Months Ended September 30, 2025
Keystone[1] - Contingent Consideration	April 24, 2024	250	$500

Nine Months Ended September 30, 2024
Keystone	April 24, 2024	1,497	$3,001
1 Keystone Integrated Care, LLC (“Keystone”)
(c)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rates) applied to taxable income generated from Cresco Labs, LLC (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

As of September 30, 2025, the Company had an asset of $15.7 million for tax-related distributions to 2025 and 2024 unit holders of Cresco Labs, LLC and other minority interest holders. As of December 31, 2024, the Company had an asset of $17.4 million for tax-related distributions to the 2024 and 2023 unit holders of Cresco Labs, LLC and other minority interest holders. During the second quarter of 2024, the Company recorded significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E. Due to this updated position, the Company determined it had overpaid tax distributions to 2024 and 2023 unit holders, and thus is currently in a net asset position.

In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2025 and 2024 unit holders of Cresco Labs, LLC and other minority holders a $0.7 million and $3.0 million amount during the three and nine months ended September 30, 2025, respectively. Similarly, the Company declared and paid required tax distribution amounts to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority interest holders of $2.3 million and $26.5 million during the three and nine months ended September 30, 2024, respectively.
(d)     Changes in Ownership and Non-controlling Interests
During the three and nine months ended September 30, 2025, redemptions of 1.0 million and 4.8 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. During each respective period, these redemptions resulted in a decrease of 0.4% and 1.9% in non-controlling interest in Cresco Labs, LLC.

During the nine months ended September 30, 2024, redemptions of 3.9 million Redeemable Units occurred, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 1.5% in non-controlling interest in Cresco Labs, LLC. There were no redemptions of Redeemable Units during the three months ended September 30, 2024.

The effects of changes in the Company's ownership interests in less than 100% owned subsidiaries during the three and nine months ended September 30, 2025 and 2024 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Net loss attributable to Cresco Labs Inc.	$(17,054)	$(10,541)	$(47,820)	$(70,066)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC units:
Share capital	1,024	—	3,931	7,392
Accumulated deficit	(2,014)	—	(8,681)	(10,881)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(18,044)	$(10,541)	$(52,570)	$(73,555)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 8. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for employees, board members, and service providers. Under the Plan, stock options and RSUs issued have no voting rights and vest proportionately over periods ranging from the grant date to 5 years from the issuance date. Stock options exercised and RSUs issued are converted to SVS. Stock option expiration dates range from 8 years to 10 years after the grant date. In July 2024, the Plan was amended to increase the maximum number of shares that can be reserved for issuance under the Plan to 10% of the issued and outstanding shares (on an as converted to SVS basis) plus an additional 20 million shares. The calculation for the maximum number of shares that can be reserved for issuance under the Plan will remain in place until the 10% of the issued and outstanding shares (on an as converted to SVS basis) is greater than such number. At that point, the maximum number of shares reserved for issuance under the Plan shall not exceed 10% of the issued and outstanding shares (on an as converted to SVS basis).
(a)    Award Exchange Program

On August 20, 2025, the Company commenced an offer for a one-time stock award exchange program (the “Award Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater stock options and remained employed by the Company through the completion of the Award Exchange Program. Eligible Participants with an outstanding stock option that had an exercise price equal to or greater than 2.25 or 6.62 times the closing price on the expiration date of the Award Exchange Program of September 17, 2025 or with an outstanding stock option expiring before September 30, 2030, had the option to exchange their existing options for new RSUs (“New RSUs”) with a three-year vesting period. Eligible Participants had until September 17, 2025 to elect to exchange their existing stock options. Pursuant to the Award Exchange Program, 15 eligible participants elected to exchange 8.9 million stock options for 8.9 million New RSUs. The Award Exchange Program was subject to a shareholder vote at the Company’s Annual General and Special Meeting of shareholders held on September 16, 2025. The Award Exchange Program was approved as of the meeting. On September 17, 2025, the Company granted 8.9 million New RSUs pursuant to the terms of the Option Exchange Program and the Plan. Incremental expense of $5.6 million will be recognized over the three-year vesting period of the New RSUs.

(b)     Stock Options
The following table summarizes activity related to stock options outstanding as of and for the nine months ended September 30, 2025:

(Stock options and intrinsic value in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2025	24,153	$2.91	6.33	$—
Granted	6,868	0.95
Exercised	—	—
Forfeited, cancelled, and expired	(2,450)	2.44
Cancelled under the Award Exchange Program	(8,866)	3.32
Outstanding[1] - September 30, 2025	19,705	$2.26	7.59	$2,344
Exercisable - September 30, 2025	10,886	$3.03	6.44	$470
[1] Outstanding stock options include stock options granted to the Company’s Chief Executive Officer during the year ended December 31, 2024, that vest based on the achievement of certain market-based performance goals over the performance period, including the achievement of certain stock price performance targets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

The fair value of stock options granted under the Plan during the nine months ended September 30, 2025 and 2024 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	September 30, 2025	September 30, 2024
Risk-free annual interest rate	4.0% to 4.4%	3.9% to 4.3%
Expected annual dividend yield	0%	0%
Expected stock price volatility	72.8% to 92.8%	80.3% to 84.4%
Expected life of stock options	1.5 to 7.0 years	4.5 to 7.5 years
Forfeiture rate	19.3%	9.9% to 34.0%
Fair value at grant date	$0.33 to $0.94	$0.94 to $1.55
Stock price at grant date	$0.51 to $1.31	$1.35 to $2.05
Exercise price range	$0.51 to $1.35	$1.35 to $2.10

Volatility was estimated by using the average historical volatility of Cresco along with comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life, in years, represents the period of time that stock options issued are expected to be outstanding, is estimated using the simplified method. The risk-free rate is based on U.S. treasury bills with a term equal to the expected life of the stock options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
(c)     Restricted Stock Units
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.

The following table summarizes activity related to RSUs outstanding as of and for the nine months ended September 30, 2025:

(shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2025	8,927	$2.14
Granted	13,000	0.95
Granted under the Award Exchange Program	8,866	0.98
Vested and settled	(2,682)	2.37
Forfeited	(1,849)	1.52
Outstanding - September 30, 2025	26,262	$1.16

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(d)     Expense Attribution
(i)     Stock options
The following table sets forth the classification of share-based compensation expense related to stock options for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Cost of goods sold	$104	$152	$367	$779
Selling, general, and administrative expense	548	1,043	2,000	3,818
Total share-based compensation expense for stock options	$652	$1,195	$2,367	$4,597

Unrecognized share-based compensation expense as of September 30, 2025, for unvested stock options was $3.7 million and will be recorded over the course of the next weighted-average remaining period of 2.0 years.
(ii)     RSUs
The following table sets forth the classification of share-based compensation expense related to RSUs for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Cost of goods sold	$231	$203	$793	$899
Selling, general, and administrative expense	1,343	1,159	3,998	4,852
Total share-based compensation expense for RSUs	$1,574	$1,362	$4,791	$5,751

Unrecognized share-based compensation expense related to RSUs as of September 30, 2025, is $13.4 million and will be recognized over the course of the next weighted-average remaining period of 1.8 years.
(iii)     Capitalized Inventory
As of September 30, 2025 and December 31, 2024, ending inventory includes $0.4 million and $0.8 million, respectively, of capitalized share-based compensation expense related to both stock options and RSUs.

The following table reflects share-based compensation expense capitalized to cost of goods sold and share-based compensation expense capitalized to ending inventory for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30, 2025		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Capitalized expense to cost of goods sold	$420	$589	$1,581	$1,789
Capitalized expense to inventory for prior periods	368	516	848	656

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 9. NET LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,

($ in thousands, except per share amounts)	2025	2024	2025	2024
Numerator:
Net loss	$(21,968)	$(7,694)	$(51,095)	$(60,928)
Less: Net loss (income) attributable to non-controlling interests, net of tax	(4,914)	2,847	(3,275)	9,138
Net loss attributable to Cresco Labs Inc.	$(17,054)	$(10,541)	$(47,820)	$(70,066)

Denominator:
Weighted-average basic and diluted shares outstanding	355,538,392	347,360,904	353,378,175	344,652,104

Loss per Share:
Basic and diluted loss per share	$(0.05)	$(0.03)	$(0.14)	$(0.20)
For the three and nine months ended September 30, 2025 and 2024, potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods presented because the shares would have had an anti-dilutive effect. Potentially dilutive shares for the three and nine months ended September 30, 2025 and 2024, consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,

(shares in thousands)	2025	2024	2025	2024
Redeemable Units	87,741	92,805	89,133	92,805
Stock options	26,198	24,783	26,546	24,783
RSUs	15,682	8,933	13,196	8,933
Total potentially dilutive shares	129,621	126,521	128,875	126,521

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 10. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of September 30, 2025 and December 31, 2024:

($ in thousands)	September 30, 2025	December 31, 2024
Senior Secured Term Loan	$325,000	$—
Senior Loan	—	360,000
Mortgage Loans	19,427	19,787
Short-term borrowings and interest payable	6,670	9,325
Financing liability	91,717	93,689
Total borrowings and interest payable	$442,814	$482,801
Less: Unamortized discount and debt issuance costs	(17,709)	(10,117)
Less: Short-term borrowings and interest payable	(6,670)	(9,325)
Less: Current portion of financing liability	(3,119)	(2,609)
Total Long-term notes and loans payable, net	$415,316	$460,750

(a)Senior Secured Term Loan

On August 13, 2025, the Company closed on an agreement for a Senior Secured Term Loan with an undiscounted principal balance of $325.0 million and an original issue discount of $13.0 million. Proceeds from the Senior Secured Term Loan, along with cash on hand, was used to retire the then existing Senior Loan, reducing total debt. As a result, the Company recognized a $16.4 million loss on debt extinguishment recorded in Other expense, net on the Unaudited Condensed Interim Consolidated Statements of Operations for the three months ended September 30, 2025.
The Senior Secured Term Loan accrues interest as a rate of 12.5% per annum, payable in cash quarterly and has a stated maturity date of August 13, 2030. The Company’s effective interest rate for the Senior Secured Term Loan is 13.8%. Upon inception of the Senior Secured Term Loan, the Company capitalized $15.8 million of deferred financing fees.
The Senior Secured Term Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Secured Term Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $30.0 million. As of September 30, 2025, the Company was in compliance with all covenants.
The Company may prepay in whole, or in part, the Senior Secured Term Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount must also include all accrued and unpaid interest and fees. Interest expense is discussed in Note 17 “Interest Expense, Net”.
(b)Senior Loan

On August 13, 2025, the Company retired the Senior Loan, effective August 12, 2021, and amended on September 22, 2023 and August 29, 2024, using proceeds from the Senior Secured Term loan and cash on hand. At the time of retirement, the Senior Loan had a $360.0 million undiscounted principal balance and unamortized discount and debt issuance costs of $5.3 million.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(c)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank (“FHLB”) Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
As of September 30, 2025, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. Upon inception of the Mortgage Loans, the Company incurred $2.0 million, in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets. These deferred financing fees are amortized and expensed in accordance with ASC 835 Interest. See Note 17 “Interest Expense, Net.”
(d)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 4.3 and 14.8 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 17 “Interest Expense, Net.”

NOTE 11. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Wholesale	$59,105	$62,047	$167,073	$194,165
Dispensary	105,808	117,736	327,221	354,269
Total Revenues	$164,913	$179,783	$494,294	$548,434
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 28.7% and 24.9% of gross revenue for the three months ended September 30, 2025 and 2024, respectively. Sales discounts were approximately 29.2% and 22.6% of gross revenue for the nine months ended September 30, 2025 and 2024, respectively. The Company does not enter into long-term sales contracts.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(b)Loyalty Programs
In the states of Illinois, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction or the points expire after six months of no spend activity. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue of $0.02 per loyalty point, inclusive of breakage expectations in respective markets.
Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of September 30, 2025 and December 31, 2024, there were 68.2 million and 76.2 million points outstanding, respectively. The contract liability totaled $1.3 million and $1.4 million as of September 30, 2025 and December 31, 2024, respectively, which is included in Accrued liabilities on the Unaudited Condensed Interim Consolidated Balance Sheets. The Company expects outstanding loyalty points to be redeemed within one year.

NOTE 12. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
As of September 30, 2025 and December 31, 2024, related parties, including key management personnel and certain board members, hold 68.8 million and 78.0 million, respectively, of Redeemable Units, which accounts for a deficit of $69.5 million and $77.9 million, respectively, in non-controlling interests. During the three months ended September 30, 2025 and September 30, 2024, the Company did not make any required tax distribution payments to unit holders of Cresco Labs, LLC which includes related parties, key management personnel and certain board members. During the nine months ended September 30, 2025 and September 30, 2024, 56.1% and 69.8%, respectively, of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three and nine months ended September 30, 2025 and 2024, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
Below is a summary of the expense resulting from the related party lease liabilities for the three and nine months ended September 30, 2025 and 2024:

		Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	Classification	2025	2024	2025	2024
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$73	$73	$217	$217

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76	$229	$229
Lessor has minority interest in MedMar	Interest expense	46	54	142	166

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of September 30, 2025 and December 31, 2024:

	September 30, 2025		December 31, 2024
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,045	$1,105	$1,158	$1,216

Finance Leases
Lessor has minority interest in MedMar	$1,195	$1,690	$1,423	$1,929

NOTE 13. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. As of September 30, 2025 and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the Company’s results of operations, financial positions, or cash flows. There are also no proceedings in which any of the Company’s directors, officers, or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

In February 2024, the Company received a demand letter on behalf of former and current Cresco employees. The demand letter alleges the Company violated certain laws around regulations related to employee compensation. The demand letter proposed, and the parties have agreed, to mediate the potential claims. As of September 30, 2025, the parties have agreed to a settlement of $0.7 million, however, the settlement is not fully effective until it is granted approval by the presiding court. The amount for the pending settlement is included in Accrued liabilities on the Unaudited Condensed Interim Consolidated Balance Sheets.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of September 30, 2025 and December 31, 2024, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of September 30, 2025 and December 31, 2024, the Company had total commitments of $5.9 million and $1.9 million, respectively, related to material construction projects.
The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $5.2 million and $3.7 million as of September 30, 2025 and December 31, 2024, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

NOTE 14. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairment or expected credit losses (“ECL”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of September 30, 2025 and December 31, 2024, due to their nature and relatively short maturity dates. There have been no transfers into or out of Level 3 for the periods ended September 30, 2025 and December 31, 2024.
The following tables summarize the Company’s financial instruments as of September 30, 2025 and December 31, 2024:

	September 30, 2025
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$45,413	$—	$—	$—	$45,413
Restricted cash[1]	36,543	—	—	—	36,543
Security deposits[2]	4,077	—	—	—	4,077
Accounts receivable, net	42,667	—	—	—	42,667
Loans receivable, long-term[3]	1,417	—	—	—	1,417
Investments[4]	—	45	—	600	645

Financial Liabilities:
Accounts payable	$17,367	$—	$—	$—	$17,367
Accrued liabilities	43,583	—	—	—	43,583
Short-term borrowings	9,789	—	—	—	9,789
Current portion of operating lease liabilities	8,931	—	—	—	8,931
Current portion of finance lease liabilities	2,319	—	—	—	2,319
Deferred and contingent consideration, short-term	—	—	—	3,901	3,901
Long-term notes and loans payable, net	415,316	—	—	—	415,316
Operating lease liabilities	125,477	—	—	—	125,477
Finance lease liabilities	18,928	—	—	—	18,928
Deferred and contingent consideration, long-term	—	—	—	5,772	5,772
Tax receivable agreement liability[5]	79,149	—	—	—	79,149
Other long-term liabilities[6]	1,000	—	—	—	1,000
1Restricted cash balances include various escrow accounts related to minimum cash balance on our Senior Secured Term Loan, investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” and “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Loans receivable, long-term are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
4Investments are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
5Short-term portion of the tax receivable agreement liability is included in “Accrued Liabilities” on the Unaudited Condensed Interim Consolidated Balance Sheets.
6Other long-term liabilities includes escrow amounts related to a previous acquisition.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

	December 31, 2024
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$137,564	$—	$—	$—	$137,564
Restricted cash[1]	6,690	—	—	—	6,690
Security deposits[2]	4,079	—	—	—	4,079
Accounts receivable, net	51,563	—	—	—	51,563
Loans receivable, short-term[3]	545	—	—	—	545
Loans receivable, long-term[3]	1,695	—	—	—	1,695
Investments[4]	—	53	—	600	653

Financial Liabilities:
Accounts payable	$13,651	$—	$—	$—	$13,651
Accrued liabilities	50,271	—	—	—	50,271
Short-term borrowings	11,934	—	—	—	11,934
Current portion of operating lease liabilities	9,629	—	—	—	9,629
Current portion of finance lease liabilities	1,994	—	—	—	1,994
Deferred and contingent consideration, short-term	—	—	—	2,486	2,486
Long-term notes and loans payable, net	460,750	—	—	—	460,750
Operating lease liabilities	135,273	—	—	—	135,273
Finance lease liabilities	20,061	—	—	—	20,061
Deferred and contingent consideration, long-term	—	—	—	7,736	7,736
Tax receivable agreement liability[5]	83,482	—	—	—	83,482
Other long-term liabilities[6]	8,146	—	—	—	8,146
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” and “Other non-current assets” on the Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Loans receivable, short-term and Loans receivable, long-term are included in “Other current assets” and “Other non-current assets” respectively, on the Consolidated Balance Sheets.
4Investments are included in “Other non-current assets” on the Consolidated Balance Sheets.
5Short-term portion of the tax receivable agreement liability is included in “Accrued Liabilities” on the Consolidated Balance Sheets.
6Other long-term liabilities primarily includes deferred financing fees on our Senior Loan and escrow amounts related to a previous acquisition.

The following table presents a roll-forward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

Three and Nine Months Ended September 30, 2025
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2024	$2,486	$7,736
Change in fair value recorded in Interest expense, net	(20)	3
Balance as of March 31, 2025	$2,466	$7,739
Change in fair value recorded in Interest expense, net	(799)	339
Payments[1]	(500)	—
Balance as of June 30, 2025	$1,167	$8,078
Change in fair value recorded in Interest expense, net	428	—
Other[2]	2,306	(2,306)
Balance as of September 30, 2025	$3,901	$5,772
1See Note 7 “Share Capital” for additional information of payments of equity-based consideration.
2Other relates to reclassifications from long-term to short-term due to expected timing of payment.

Three and Nine Months Ended September 30, 2024
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2023	$—	$6,577
Change in fair value recorded in Interest expense, net	—	304
Balance as of March 31, 2024	$—	$6,881
Additions	—	2,304
Change in fair value recorded in Interest expense, net	—	25
Balance as of June 30, 2024	$—	$9,210
Change in fair value recorded in Interest expense, net	169	972
Other[1]	2,493	(2,493)
Balance as of September 30, 2024	$2,662	$7,689
1Other relates to reclassifications from long-term to short-term due to expected timing of payment.

The following table presents information about the significant unobservable inputs for financial liabilities measured at fair value:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

Financial liability	Valuation techniques	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Deferred consideration	Discounted cash flow	1) Expected future cash flows	Increase or decrease in expected future cash flows will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
Contingent consideration	Discounted cash flow	1) Probability and timing of consideration payment	Increase or decrease in probability of consideration payment and earlier or later timing of payment will result in an increase or decrease in fair value.
		2) Discount rate	Increase or decrease in the discount rate will result in a lower or higher fair value, respectively.
(a)Loans receivable, long-term
The following is a summary of Loans receivable, long-term balances and valuation classifications (discussed further below) as of September 30, 2025 and December 31, 2024:

($ in thousands)	Valuation classification	September 30, 2025	December 31, 2024
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$829	$829
Long-term loans receivable - Kurvana, net of ECL	Amortized cost	588	—
Long-term loans receivable - Spark’d, net of ECL	Amortized cost	—	866
Total Loans receivable, long-term		$1,417	$1,695

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 20, 2026. The remaining loans of $1.2 million mature on July 20, 2027. The loans are measured at amortized cost and bear no interest. Loss on provision on short-term and long-term loans receivable is recorded in Other expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations.
During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable to 280EZ LLC, an Illinois limited liability company (d/b/a Spark’d). The short-term loan receivable had a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made. During the second quarter of 2024, the Company entered into an amended agreement with Spark’d, extending the term to three years, payable on June 16, 2027. The entire balance of the Spark’d loan was reclassified to loans receivable, long-term. During the three months ended September 30, 2025, the Spark’d loan balance of $0.9 million was paid in full.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(b)Investments
The Company currently has investments in three (3) entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis, and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. 420 Capital and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value.

(c)Deferred and Contingent Considerations
As of September 30, 2025 and December 31, 2024, the Company had $1.2 million and $2.5 million, respectively, of short-term deferred and contingent consideration related to the Keystone acquisition. Additionally, as of September 30, 2025 and December 31, 2024, short-term and long-term deferred and contingent consideration related to the Valley Agriceuticals, LLC (“Valley Ag”) acquisition was $8.5 million and $7.7 million, respectively. The total estimated liability for Keystone and Valley Ag is based on the present value of expected payments associated with future cash flows. Expense related to our deferred and contingent considerations in connection with the Keystone and Valley Ag acquisitions is recorded in Interest expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations. See Note 17 “Interest Expense, Net” for additional information.

Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of September 30, 2025 and December 31, 2024 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on the Senior Secured Term Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry require additional reforms and protections. In 2023, the Senate Banking Committee passed the SAFER Banking Act with bipartisan support, moving it forward for a Senate floor vote. However, the bill did not receive a vote in the U.S. House. The bill is anticipated to be reintroduced by Congress in 2025. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

The Company’s aging of accounts receivables as of September 30, 2025 and December 31, 2024 was as follows:

($ in thousands)	September 30, 2025	December 31, 2024
0 to 60 days	$36,953	$38,370
61 to 120 days	4,012	6,395
120 days +	7,687	15,106
Total accounts receivable, gross	48,652	59,871
Allowance for credit losses	5,985	8,308
Total accounts receivable, net	$42,667	$51,563
As of September 30, 2025, the Company had no customers that accounted for 10% or more of the Company’s gross accounts receivable balance. As of December 31, 2024, two customers accounted for $12.7 million, or 21.2%, of the Company’s gross accounts receivable balance.
For the three and nine months ended September 30, 2025, the Company recorded an ECL of $0.2 million and $0.7 million recovery of provision, respectively. In addition, the Company recorded $0.0 million and $0.2 million bad debt expense related to invoice write-offs for the three and nine months ended September 30, 2025, respectively. For the three and nine months ended September 30, 2024, the Company recorded a recovery on provision of $0.7 million and $1.2 million, respectively. An additional recovery on provision of $0.6 million was recorded compared to $0.9 million in bad debt expense related to invoice write-offs was recorded for the same three and nine month periods, respectively.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk

The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended September 30, 2025, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of September 30, 2025, the Company had working capital (defined as current assets less current liabilities) of $145.3 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of September 30, 2025 and December 31, 2024, the Company’s financial assets and liabilities are primarily in USD. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the three and nine months ended September 30, 2025, the Company recorded a $0.2 million gain and $0.4 million loss, respectively, in foreign currency exchange. The Company recorded loss on foreign currency exchange of $0.2 million and gain on foreign currency exchange of $0.2 million during the three and nine months ended September 30, 2024, respectively.
As of September 30, 2025 and December 31, 2024, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii)Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in deferred considerations and interest expense, net. The Company’s Senior Secured Term Loan accrues interest at a rate of 12.5% per annum and has an effective interest rate of 13.8%. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.
(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to deferred and contingent considerations with a corresponding change to Other expense, net.
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 18 “Provision for Income Taxes and Deferred Income Taxes” for the Company’s disclosure of uncertain tax positions.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operations of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition, and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition, and operating results.

(vii) Inflation Risk
The Company anticipates inflationary pressures to continue throughout 2025. The Company maintains strategies to mitigate the impact of higher raw material, energy, and commodity costs, which include cost reduction, sourcing, and other actions, which may help to offset a portion of the adverse impact.

NOTE 15. VARIABLE INTEREST ENTITIES
On February 25, 2025, the Company entered into a management service agreement (“MSA”) with KSKYAPP, LLC, holder of a Kentucky cultivation license, effectively obtaining control as the primary beneficiary of the VIE. Similarly, on March 3, 2025, the Company entered into a MSA with BSRKYAPP, LLC, holder of a Kentucky dispensing license, effectively obtaining control as the primary beneficiary of the VIE. On June 7, 2025, the Company entered into another MSA with RSKYAPP, LLC, effectively obtaining control as the primary beneficiary of the VIE holder of a Kentucky processing license. As of September 30, 2025, the Company has not recorded any significant costs or capitalized assets related to the agreement with RSKYAPP, LLC. Additionally, Cresco Labs Michigan, LLC was determined to be a VIE, as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards as a primary beneficiary.

The following table presents the summarized financial information about the Company’s consolidated VIEs before eliminations, which are included in the Consolidated Balance Sheets as of September 30, 2025 and December 31, 2024.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

	September 30, 2025	September 30, 2025	September 30, 2025	December 31, 2024
($ in thousands)	BSRKYAPP, LLC	KSKYAPP, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$4,872	$2,089	$9,462	$15,056
Non-current assets	7,206	18,549	76,691	82,910
Current liabilities	—	(277)	(1,789)	(1,741)
Non-current liabilities	(10,108)	(18,750)	(124,476)	(132,230)
Non-controlling interests	—	—	1,627	981
Deficit attributable to Cresco Labs Inc.	(1,970)	(1,611)	38,485	35,024
The following table presents the summarized financial information about the Company’s consolidated VIE before eliminations, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	5,120	5,337	16,244	$16,948
Net loss attributable to non-controlling interests	(252)	(233)	(646)	(746)
Net loss attributable to Cresco Labs Inc.	(1,402)	(1,353)	(3,561)	(4,388)
Net loss	(1,654)	(1,586)	(4,207)	(5,134)

NOTE 16. SEGMENT INFORMATION
The Company operates in one (1) segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer, President, and Chief Financial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers and geographic region. For both the three and nine months ended September 30, 2025 and 2024, the Company generated 100% of its revenue in the U.S.
Significant Expenses

The CODMs review significant expenses, including cost of goods sold and selling, general, and administrative expenses, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations.

Measures of Profitability

The CODMs use multiple measures of profitability to evaluate performance and make decisions about allocating capital and other resources throughout the business, including gross profit, operating income, operating cash flow, and adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”). Since the Company operates as a single reporting segment, gross profit, operating income, and operating cash flow can be found in the consolidated financial statements. These measures are reviewed quarterly on a consolidated basis. Adjusted EBITDA, a non-GAAP financial measure, is defined as net loss (income) before depreciation and amortization; interest expense, net; income tax expense (benefit); other (income) expense, net; fair value mark-up for acquired inventory; adjustments for acquisition and other non-core costs; impairment loss; and share-based compensation. Non-core costs include non-operating costs, such as costs related to acquisitions and restructuring, unique legal expenses and other expenses that are mostly one-time in nature. The CODMs use Adjusted EBITDA to

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

provide additional perspectives and insights when analyzing the core operating performance of the business. The CODMs also consider budget to current forecast and budget to actual variances for Adjusted EBITDA on a quarterly basis for evaluating performance and allocating capital decisions. This provides useful information for investors, allowing them to gain a clearer understanding of the Company’s operating performance and make more informed investment decisions. Adjusted EBITDA is not a standardized financial measure under GAAP and might not be comparable to similar financial measures disclosed by other issuers.

The following table presents a reconciliation of Net loss to Adjusted EBITDA, which is not calculated or presented in accordance with GAAP, to the most directly comparable financial measures calculated and presented in accordance with GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Net loss[1]	$(21,968)	$(7,694)	$(51,095)	$(60,928)
Depreciation and amortization	12,858	14,932	37,953	45,192
Interest expense, net	14,567	15,016	41,953	42,900
Income tax expense	11,867	19,016	42,820	47,257
Other income, net	13,362	5	13,881	58,657
Fair value mark-up for acquired inventory	—	123	—	123
Adjustments for acquisition and other non-core costs	4,443	4,759	12,192	12,358
Impairment loss	2,365	2,320	11,630	2,320
Share-based compensation	2,311	2,791	7,580	10,459
Adjusted EBITDA (non-GAAP)	$39,805	$51,268	$116,914	$158,338
1Net loss includes amounts attributable to non-controlling interests.

NOTE 17. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
Interest expense – notes and loans payable[1]	$(10,354)	$(9,711)	$(30,288)	$(28,922)
Interest expense – financing activities[1]	(2,809)	(2,875)	(8,478)	(8,680)
Accretion of debt discount and amortization of deferred financing fees[1]	(943)	(1,261)	(3,413)	(3,654)
Interest expense – leases	(731)	(786)	(2,215)	(2,374)
Interest (expense) income – deferred and contingent considerations[2]	(428)	(1,167)	62	(1,520)
Interest income	699	771	2,385	2,265
Other interest (expense) income	(1)	13	(6)	(15)
Interest expense, net	$(14,567)	$(15,016)	$(41,953)	$(42,900)
1See Note 10 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Interest expense – financing activities, and Accretion of debt discount and amortization of deferred financing fees.
2See Note 14 “Financial Instruments and Financial Risk Management” for additional information related to deferred and contingent considerations.

NOTE 18. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
The U.S. federal government treats cannabis as subject to the limits of Internal Revenue Code (“IRC”) Section 280E for U.S. federal income tax purposes, which also applies to certain states. Under IRC Section 280E, the Company is

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2025 and 2024

only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, certain states including California, Illinois, Maryland, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
During the third quarter of 2025 and 2024, the Company recorded the following significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.
•During the three months ended September 30, 2025, the Company recorded $14.6 million in Uncertain tax position liability on the Unaudited Condensed Interim Consolidated Balance Sheets.
•During the three months ended September 30, 2024, the Company recorded $14.9 million in Other Long-term liabilities on the Unaudited Condensed Interim Consolidated Balance Sheets.
The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.
Provision for income taxes consists of the following for the three and nine months ended September 30, 2025 and 2024:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2025	2024	2025	2024
(Loss) income before income taxes	$(10,101)	$11,322	$(8,275)	$(13,671)
Income tax expense	11,867	19,016	42,820	47,257
Effective tax rate	(117.5)%	168.0%	(517.5)%	(345.7)%

NOTE 19. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 7, 2025, which is the date on which these financial statements were issued.
On October 31, 2025, the Company completed the sale of its Sonoma’s Finest cultivation facility, which was classified as held for sale as of September 30, 2025. The Company received $2.1 million in proceeds from the sale comprised of $0.4 million of cash on closing along with a $1.7 million seller note with an 8% interest rate payable over an 18-month period.